March 14, 2011

Challenges Ahead

Dear Shareholders,

The good start to the new year does not mitigate my concerns that in the short run the stock market has some risk. It has been a little more than two years since the financial meltdown of 2008/2009 climaxed on March 9, 2009. The stock market recovery reflects our rather anemic economic recovery. In order to have the stock market continue to advance, the economy needs to continue to improve. However, the headwinds we are experiencing are formidable and challenging.

As I write this letter Japan is dealing with their 8.9 earthquake. Given that Japan has the third largest economy in the world, I have no idea how that will play out or affect our market. Although the Japanese quake has replaced the Middle East news as the lead story, the Middle East political turnaround is far more important to our long term economic health. As oil tops $100 per barrel, it highlights the fact that after forty years the country still has no energy policy to be independent of imported oil. Instead, we deal with the consequences; we fight wars in far off lands to feed our petroleum addiction. To quote the great American philosopher, Pogo, "We met the enemy, and he is us."

My intent with this letter is not to depress you with ugly news, but just to present you with the facts and how I see them affecting the market. After decades of dealing with everything from wars to natural disasters to political stupidity to terrorism, you begin to realize that as these ugly news stories ebb and flow, they too will pass. I expect 2011 to unfold like 201.. In 2010 we had a good start to the year, a lower market by mid-year, and a strong second half of the year resulting in double digit returns for 2010. So far 2011 is following the same script.

Interest Rates/Income Fund

I always want more, but the fact is that the rates of return for the bond Income Fund have been slow and steady - and that is exactly what they are supposed to be. Up 0.7% for the year, or an annualized 3.5%, is performing as expected. This compares to the Lipper Short-Term and Intermediate-Term bond indices of 0.54% and 0.98% respectively.

1099/Tax Forms

If you are looking for 1099 tax forms, they were all mailed several weeks ago. If you have misplaced them we can get you copies. There was no 1099-Div issued for the Elite Growth & Income Fund. We were able to defer both income and capital gains in that fund, therefore no 1099's were issued - nothing to report to the IRS. There was income and a small capital gain to report in the Income Fund.

As always, feel free to call if you have any questions or concerns.

Warm Regards,

Dick McCormick

NAV Value as of 3/11/11
Elite Income Fund: $10.54
Growth & Income: $15.75